Exhibit 99.1

PRESS RELEASE

Annual General Shareholder Meeting of May 4, 2015

•                    Shareholder approval of the financial statements for 2014

•                    Dividend of €2.85 per share payable as of May 13, 2015

•                    Board Composition: ratification of co-optations and reappointments

Paris, France - May 4, 2015 - Sanofi announced its Combined General Shareholder Meeting was held today at the Palais des Congrès in Paris. All resolutions submitted to the vote were adopted by its shareholders.

During the meeting, shareholders approved, among other resolutions, the individual Company and consolidated financial statements for the year 2014. At the General Meeting, shareholders decided the distribution of a cash dividend in the amount of € 2.85 per share which will be detached on Euronext Paris on May 11, 2015 with payment as of May 13, 2015.

The General Meeting also approved the ratification of the co-optations of Bonnie Bassler and Olivier Brandicourt and renewed as Directors Serge Weinberg, Suet-Fern Lee and Bonnie Bassler, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2018.

Following the General Meeting, the new Board of Directors is comprised of 14 members, of whom five are women. A large majority of the Board’s Directors is independent. The Board consists of the following members:

•                  Serge Weinberg, Chairman of the Board of Directors

•                  Olivier Brandicourt, Chief Executive Officer

•                  Laurent Attal

•                  Bonnie Bassler *

•                  Uwe Bicker *

•                  Robert Castaigne *

•                  Jean-René Fourtou *

•                  Claudie Haigneré *

•                  Patrick Kron*

•                  Fabienne Lecorvaisier *

•                  Suet-Fern Lee *

•                  Christian Mulliez

•                  Carole Piwnica *

•                  Klaus Pohle *

The voting results will be available on the Company’s website (www.sanofi.com) in the coming days.

The audiocast of the Annual General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

During the Board of Directors session following the meeting, Serge Weinberg was renewed as Chairman of the Board of Directors of Sanofi and Jean-René Fourtou appointed Chairman of the Compensation Committee.

(* Independent Director)

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Relations Presse	Relations Investisseurs
Greg Miley	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com